

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail
Joseph L. Landenwich, Esq.
Co-General Counsel and Corporate Secretary
Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, Kentucky 40202

      Re: Gentiva Health Services, Inc.
             Schedule TO-T filed by Kindred Healthcare, Inc. and Kindred Healthcare
             Development 2, Inc.
             Filed June 17, 2014
             File No. 005-58715

Dear Mr. Landenwich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the PSLRA in disclosure made in connection with your tender offer, including press releases, offers to purchase, and proxy materials.

<u>Do you have the financial resources to complete the Offer and the Proposed Merger?, page 3</u>

2.   Please confirm that if and when you obtain financing, you will extend your tender offer and provide the information required by Item 1007(a), (b) and (d) and Item 1016(b) of Regulation M-A.

<u>Certain Information Concerning Gentiva, page 21</u>

3.   Please amend your filing to eliminate the disclaimer of responsibility for the accuracy or completeness of your disclosure.

<u>Conditions of the Offer, page 36</u>

4.   All conditions, other than those relating to securing regulatory approval, must be satisfied on or prior to the expiration date. Please revise your introductory paragraph accordingly.

5.   We note the condition appearing in subparagraph (x). All offer conditions must be based on objective criteria and must be outside your control. Please revise this condition accordingly.

<u>Miscellaneous, page 43</u>

6.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Benet J. O'Reilly, Esq.
        Cleary Gottlieb Steen & Hamilton LLP